SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on October 26 and 27, 2010, drawn up in summary form.

1.	Date, time and venue: On October 26 and 27, 2010, at the headquarters of Labatt Brewing Company Limited (“Labatt”), Company’s subsidiary, located at 207 Queens Quay West, Toronto, Canada.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, Luiz Fernando Ziegler de Saint Edmond, José Heitor Attilio Gracioso and Luis Felipe Pedreira Dutra Leite.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Convene an extraordinary general meeting of the Company. To convene the Company's extraordinary general meeting, to be held on December 17, 2010 starting at 2:00 p.m., to decide on the following matters: (i) to ratify a capital increase; (ii) to resolve on the stock split proposal, pursuant to which each share shall be split into five; (iii) as a result of the aforementioned stock split proposal, to increase the Company’s authorized capital; and (iv) to amend articles 5 and 9 of the By-Laws and restate them, as per the Minutes of the Convene Notice attached hereto as Exhibit I, approved herein by the Board of Directors’ members.

4.2. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 35 of the Company’s By-Laws, the preparation of an extraordinary balance sheet as of September 30, 2010.

4.3. Distribution of dividends and interest on own capital. To approve, (i) dividends in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010 at R$2.80 per common share and R$3.08 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”) in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010 at R$0.3000 per common share and R$0.3300 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.255 per common share and R$0.2805 per preferred share.

4.3.1. The aforementioned payments shall be made as from December 15, 2010 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be November 30, 2010 for BM&FBovespa shareholders and December 3, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from December 1, 2010.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

Toronto, October 27, 2010.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Pedro de Abreu Mariani Secretary

Exhibit I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on December 17, 2010, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Extraordinary General Meeting, to resolve on the following AGENDA:

(i)
Pursuant to the resolutions of the Company’s Board of Directors at the meeting held on September 27, 2010, which acknowledged the subscription and payment of 567,200 newly issued ordinary shares and 932,479 newly issued preferred shares by the shareholders of the Company, which such shares were issued pursuant to the Extraordinary Shareholders’ Meeting held on April 28, 2010, to ratify an increase in the capital stock of the Company in the amount of R$246,375,962.38 and, as a result, to amend the Company’s By-Laws;

(ii)
To resolve on the stock split proposal pursuant to which each common and each preferred share issued by the Company shall be split into 5 (five) common shares and 5 (five) preferred shares, respectively, without any modification to the amount of the Company’s capital stock;

(iii)	As a result of the aforementioned stock split proposal, to increase the Company’s authorized capital; and

(iv)	By virtue of the resolutions mentioned in items (i), (ii) and (iii) above, to amend articles 5 and 9 of the By-Laws and to restate them.

General Information:

-
The documents and information referred to above and those listed in CVM’s Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev.com.br/investidores), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

-	The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-
Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meeting.

-
Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meeting.

São Paulo, October 27, 2010.

Victório Carlos De Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer